

MAY 13, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES RELEASES 2020 SUSTAINABILITY REPORT, ACQUIRES NEVADA ROYALTY PACKAGE, AND PROVIDES ASSET UPDATE

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce the release of the 2020 Sustainability Report, the acquisition of 21 royalties on properties primarily in Nevada, and provide an update of recent developments from the Company's royalty portfolio.

SANDSTORM RELEASES 2020 SUSTAINABILITY REPORT

Sandstorm is pleased to announce the release of its 2020 Sustainability Report. The Company is committed to the responsible development of mineral projects and the sustainable extraction of metals and recognizes its influence on projects through its financial investments. This report is designed to provide shareholders and interested parties with a clear understanding of Sandstorm's corporate responsibility practices and educate stakeholders in the Company's approach to investment due diligence, mining partnerships, and employee engagement.

To download the 2020 Sustainability Report please visit **www.sandstormgold.com/our-company/corporate-responsibility**.

ROYALTY PACKAGE ACQUIRED FROM WATERTON

Sandstorm has acquired a package of royalties from an affiliate of Waterton Precious Metals Fund II Cayman, LP ("Waterton") for consideration of US$7 million, with an additional $1 million payment contingent on certain advancement milestones on the Converse property. The package includes 21 royalties on development, advanced exploration and exploration stage projects located in Nevada and Montana.

The most advanced project in the royalty package, the Converse property, is located in Nevada's Battle Mountain trend and is in close proximity to SSR Mining's Marigold mine and Barrick Gold's Lone Tree mine. Converse hosts Measured and Indicated Mineral Resources of 363.1 million tonnes containing 6.1 million ounces of gold and 38.1 million ounces of silver (effective March 2014, 0.27 grams per tonne ("g/t") gold cut-off grade).

With the addition of this royalty package, Sandstorm's portfolio now includes 220 stream and royalty assets around the world. A complete list of the royalties included in the acquired package is listed below:

Project	Operator	Stage	Terms	Location
Converse	Converse Resources	Development	1% NSR	Nevada
Goldwedge	Scorpio Gold	Advanced Exploration	2% NSR	Nevada
Rochester (Expansion)	Coeur Mining	Exploration	3% NSR	Nevada
Copper Cliff	Rio Tinto	Exploration	1.5% NSR	Montana
Treasure Hill	Silver Predator	Exploration	1% NSR	Nevada
Mammoth Kohinoor	Big Springs Gold	Exploration	3% NSR	Nevada
Emma & Silva	Carlin Gold US	Exploration	3% NSR	Nevada
Goldstorm	Seabridge Gold	Exploration	1.5% NSR	Nevada
Toy	SSR Mining	Exploration	0.5–2.0% NSR	Nevada
NT Green	SSR Mining	Exploration	0.5–2.0% NSR	Nevada
Dixie Flats	Contact Gold	Exploration	2% NSR	Nevada
Hot Creek	Contact Gold	Exploration	4% NSR	Nevada
North Star	Contact Gold	Exploration	3% NSR	Nevada
Pony Creek	Contact Gold	Exploration	3% NSR	Nevada

Rock Creek	Contact Gold	Exploration	3% NSR	Nevada
Sno	Contact Gold	Exploration	4% NSR	Nevada
Wilson Peak	Contact Gold	Exploration	4% NSR	Nevada
Woodruff	Contact Gold	Exploration	4% NSR	Nevada
Golden Cloud	Clover Nevada	Exploration	3% NSR	Nevada
Santa Renia	Clover Nevada	Exploration	3% NSR	Nevada
Francisco Marsano	Leda Resources	Exploration	1% NSR	Nevada

HUDBAY ANNOUNCES RESULTS OF PEA FOR MASON PROJECT

Hudbay Minerals Inc. ("Hudbay") released the results of its Preliminary Economic Assessment ("PEA") for the Mason project located in Nevada. The PEA outlines a 27-year mine life with average copper production of approximately 140,000 tonnes over the first ten years of full production. The Mason project is a large greenfield copper deposit and is one of the largest undeveloped porphyry copper deposits in North America.

For more information, visit the Hudbay website at **www.hudbayminerals.com** and see the press release dated April 6, 2021. Sandstorm has a 0.4% NSR royalty on the Mason project.

LUNDIN MINING PLANS $14 MILLION 2021 EXPLORATION PROGRAM AT CHAPADA

Lunding Mining Corporation ("Lundin Mining") is continuing to evaluate options for long-term mine and plant expansion. Study work is being conducted in parallel with exploration efforts. Lundin Mining has a $14 million exploration budget for Chapada in 2021, which includes drilling and exploration license acquisitions. Total drilling in 2021 is expected to be 60,000 metres.

For more information, visit the Lundin Mining website at **www.lundinmining.com** and see the press release dated April 28, 2021.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

BONTERRA RELEASES RESULTS FROM ONGOING DRILLING PROGRAM

Bonterra Resources Inc. ("Bonterra") announced the discovery of a new near-surface zone of gold mineralization located within two kilometres of the Bachelor Mill. Results to date indicate that the mineralized zone is open in all directions. Bonterra plans to mobilize a drill crew as soon as possible to begin follow-up work. Highlighted drill results include:

- **EB20-008:** 24.9 metres of 1.4 g/t gold from 63.7 metres; and
- **EB21-021:** 10.5 metres of 1.3 g/t gold from within a zone containing 18.3 metres averaging 0.9 g/t extending from 53.2-71.5 metres.

Highlights from the latest drilling at the Barry project include:

- **MB-21-340:** 14.7 metres of 7.4 g/t gold from 431.3 metres;
- **MB-21-339:** 6.8 metres of 3.8 g/t gold from 656.8 metres; and
- **MB-20-255:** 6.3 metres of 3.5 g/t gold from 624.8 metres.

True widths are estimated to be greater than 50% of drill intersection length for drill holes EB20-008 and EB 21-021 and greater than 85% of drill intersection length for the Barry drill holes. For more information and complete drill results, visit the Bonterra website at **www.btrgold.com** and see the press releases dated March 22, 2021 and March 31, 2021. Sandstorm has a 3.9%−4.9% NSR on the Moroy/Bachelor Lake project and a 3.9%−4.9% NSR on the Barry project.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

KIM BERGEN
CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 220 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to Sandstorm's proposed NCIB and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2020 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.